Exhibit 99.12

Torex Gold Reports Q1 2025 Production Results

Processing plant tie-ins concluded and first copper concentrate achieved; quarterly production in line with plan

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - April 10, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) reports Q1 2025 gold equivalent (“AuEq”) payable production of 59,630 ounces (“oz”) and AuEq sold of 60,568 oz. The Company is on track to achieve annual payable production guidance of 400,000 to 450,000 oz AuEq1.

TABLE 1: PRELIMINARY FIRST QUARTER 2025 OPERATIONAL RESULTS1

	ELG Open Pit	ELG Underground	Media Luna Underground	Morelos Complex
Ore tonnes mined per day	1,850 tpd	2,074 tpd	1,111 tpd April-to-date 4,096 tpd[2]
Waste tonnes mined per day	5,620 tpd
Ore processed per day				7,829 tpd

	Au	Ag	Cu	AuEq3
Average grade processed	2.65 gpt	6.4 gpt	0.23%
Average recovery	90.4%	39.8%	24.2%
Produced (before payable deductions)	58,420 oz	41.5 koz	0.6 mlb
Produced (after payable deductions)	58,330 oz	39.6 koz	0.6 mlb	59,630 oz
Sold	59,756 oz	32.9 koz	0.3 mlb	60,568 oz

Notes:

1)	Operational results are preliminary in nature and subject to final reconciliation.
2)	April-to-date ore tonnes mined per day for Media Luna Underground as through April 8, 2025.
3)	AuEq produced (after payable deductions) and AuEq sold are based on average market prices during Q1 2025 for gold (“Au”), silver (“Ag”), and copper (“Cu”).

Financial and operational results for Q1 2025 will be released after market close on Wednesday, May 7, 2025.

Jody Kuzenko, President & CEO of Torex, stated:

“A number of significant milestones were achieved during Q1 2025, and we are incredibly proud of these accomplishments. We successfully tied-in the flotation circuits to the processing plant as part of the Media Luna Project and restarted the mill on schedule, commissioned the Guajes Tunnel conveyor, and achieved first production of precious metal rich copper concentrate. As expected, AuEq production was lighter than usual this quarter given the four-week tie-in period that began on February 18th. Payable production for the quarter was 59,630 oz AuEq including 58,330 oz Au. Following quarter end, shipments of concentrate commenced and shipments of doré resumed.

“Since the restart of operations, the focus has been on reaching designed metallurgical recoveries and concentrate quality targets while gradually increasing throughput in the flotation circuits. With progress to date tracking to plan, we expect to achieve commercial production in the next several weeks.

“At Media Luna Underground, development and stope delineation are both tracking ahead of plan. Mining rates are just now being tracked daily following the commissioning of the Guajes Tunnel conveyor, with rates averaging 4,096 tpd month-to-date in April. With completion/commissioning of the paste plant and paste distribution system planned in Q2, we expect consistently increasing mining rates at Media Luna and remain on plan to achieve 7,500 tpd by mid-2026. At ELG Underground, mining rates are expected to increase through the remainder of the year as additional long-hole stopes are brought into production.

“With many of the key transition risks now behind us, we remain on track to achieve payable production at our guided range of 400,000 to 450,000 oz AuEq. We forecast a material improvement in production during Q2 followed by a modest uptick in quarterly production during the back half of the year as we return to positive free cash flow.”

1)	Gold equivalent payable production guidance is based on $2,500 per oz gold (“Au”), $28 per oz silver (“Ag”) and $4.30 per pound copper (“Cu”).

FIRST QUARTER 2025 CONFERENCE CALL AND WEBCAST DETAILS

Torex plans to release its first quarter financial and operational results after market close on Wednesday, May 7, 2025. A conference call and webcast hosted by senior management will be held on Thursday, May 8, 2025, at 9:00 AM ET.

Telephone Access

For expedited access to the conference call, registration is open to obtain an access code in advance, which will allow participants to join the call directly at the scheduled time. Alternatively, dial-in details are as follows:

Toronto local or International: 1-647-846-8914

Toll-Free (North America): 1-833-752-3842

Please join the conference call approximately ten minutes prior to the scheduled start time if using the dial-in details above.

Webcast Access

A webcast will be available on the Company’s website at www.torexgold.com/investors/upcoming-events/. The webcast will be archived on the Company’s website at www.torexgold.com/investors/financial-reports/.

ABOUT TOREX GOLD RESOURCES INC.

Torex is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property, an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City. The Company’s principal asset is the Morelos Complex, which includes the El Limón Guajes (“ELG”) Mine Complex, the Media Luna Mine, the EPO Project, a processing plant, and related infrastructure. Production from the Morelos Complex commenced in 2016 and an updated Technical Report for the Morelos Complex was released in March 2022. Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements that: with completion/commissioning of the paste plant and paste distribution system planned in Q2, the Company expects consistently increasing mining rates at Media Luna and remains on plan to achieve 7,500 tpd by mid-2026; at ELG Underground, mining rates are expected to increase through the remainder of the year as additional long-hole stopes are brought into production; with many of the key transition risks now behind the Company, the Company remains on track to achieve payable production at the guided range of 400,000 to 450,000 oz AuEq; the Company forecasts a material improvement in production during Q2 followed by a modest uptick in quarterly production during the back half of the year as the Company returns to positive free cash flow; and Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, “forecast” or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, the Company’s annual information form (“AIF”) and management’s discussion and analysis (“MD&A”) or other unknown but potentially significant impacts. Forward-looking information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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